Bonanza Goldfield Corp.

736 East Braeburn Drive,

Phoenix, AZ  85022

August 19, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.W.

Division of Corporate Finance

Washington, D.C. 20549

Re:

Bonanza Goldfield Corp.

Registration Statement on Form S-1

File No. 333-152273

Filed July 11, 2008

Dear Mr. Donahue and Mr. Schwall:

Below are the responses to your oral comments:

1.

Update your disclosure regarding seeking a market maker. If you have not obtained a market maker, delete that disclosure.

We have noted your comment and revised the disclosure to state that, as of the date of this prospectus, we have not contacted or engaged any market maker.

The Company hereby acknowledges:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Chris Tomkinson

Chris Tomkinson

Chief Executive Officer

Date:  August 19, 2008